Exhibit 99.1

Genius Group Announces

Reverse Stock Split

NEW YORK, NY August 5, 2024 (GLOBE NEWSWIRE) — Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI powered education and acceleration group, today announced that its Board of Directors has approved a 1-for-10 reverse stock split of the Company’s ordinary shares. The reverse stock split is expected to become effective at 12:01 a.m. Eastern Time on August 16, 2024. The Company’s ordinary shares expected to commence trading on a split-adjusted basis when the New York Stock Exchange (“NYSE”) opens on August 16, 2024 under the existing trading symbol “GNS.” The new CUSIP number for the Company’s ordinary shares following the reverse stock split will be obtained tomorrow and announced via a further press release.

The primary goal of the reverse stock split is to increase the per share market price of the Company’s ordinary shares to meet the minimum per share price requirement for continued listing on the NYSE. The reverse stock split was approved by the Company’s stockholders at its extraordinary general meeting of stockholders held on February 16, 2023. On August 5, 2024, the Company’s Board of Directors approved the reverse stock split at the ratio of 1-for-10.

As a result of the reverse stock split, every ten ordinary shares of the Company issued and outstanding will be automatically consolidated into one of the Company’s ordinary shares. Proportionate adjustments will be made to the exercise prices and the number of shares underlying the Company’s outstanding equity awards, as applicable, as well as to the number of shares issuable under the Company’s equity incentive plans. The ordinary shares issued pursuant to the reverse stock split will remain fully paid and non-assessable. The reverse stock split will not decrease the number of authorized ordinary shares or otherwise affect the par value of the ordinary shares.

No fractional shares will be issued in connection with the reverse stock split. Stockholders who would otherwise be entitled to receive fractional shares as a result of the reverse stock split will be rounded down and any fractional shares shall be returned to treasury.

Continental Stock Transfer & Trust (“Continental”), the Company’s transfer agent, is acting as the exchange agent for the reverse stock split. Stockholders holding their shares electronically in book-entry form and stockholders who hold their shares through a bank, broker or other nominee will not need to take any action. Stockholders owning shares through a bank, broker or other nominee will have their positions adjusted to reflect the reverse stock split.

About Genius Group

Genius Group (NYSE: GNS) is a leading provider of AI-powered, digital-first education solutions, disrupting the highly standardized system of traditional education with a personalized, flexible and life-long learning curriculum for the modern student. Genius Group services 5.4 million users in over 100 countries, providing personalized curriculums for individuals, enterprises and governments. The comprehensive, AI-powered platform offers programs for K-12 education, accredited university courses and skills-based courses for entrepreneurs. To learn more, please visit www.geniusgroup.net.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including (without limitation) statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are generally identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: the Company’s goals and strategies; the Company’s future business development; changes in demand for online learning; changes in technology; fluctuations in economic conditions; the growth of the online learning industry the United States and the other markets the Company serves or plans to serve; reputation and brand; the impact of competition and pricing; government regulations; and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission (the “SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Investor Relations

MZ Group - MZ North America

(949) 259-4987

GNS@mzgroup.us

www.mzgroup.us